Exhibit (a)(1)(h)

Form of email notice from Stock Administration, sent within 3 business days of receipt of participant’s withdrawal form

From:	Stock Administration

Date:	(ad hoc)

To:	Withdrawal form sender

Subject:	Confirmation of receipt of your Withdrawal Form

This email confirms our receipt of your Withdrawal Form, which cancels or amends your participation in PalmSource’s stock option exchange program (the “Offer to Exchange”).

You may change your election to cancel and exchange your eligible options at any time prior to the expiration of the Offer to Exchange by submitting an Election Form or a Withdrawal Form. You may request another copy of your Election Form from Stock Administration. Withdrawal Forms are available on PalmSource’s Source Central website.

If you have any questions about the Offer to Exchange, please contact PalmSource Stock Administration at (408) 400-1944, e-mail: stock@palmsource.com.